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                                                                  Exhibit 4.1(a)

                                 Amendment to
          2001 Stock Option, Deferred Stock and Restricted Stock Plan

Effective as of January 1, 2002, the first sentence of Section 3(a) of the Plan shall be deleted in its entirety and replaced with the following:

     Subject to the provisions of Section 3(c) of the Plan, the total maximum aggregate number of shares of Stock reserved and available for issuance under the Plan shall be 1,000,000 shares; however, on January 1 of each
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     year, beginning on January 1, 2002, such maximum aggregate number of shares of Stock shall be increased by an amount equal to the lesser of (a) 3.5% of the total number of shares of Stock outstanding on such anniversary date, and (b) a lesser amount as determined by the Board; provided, further, that
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     of such amount the maximum aggregate number of Incentive Stock Options shall be increased on January 1 of each year by an amount equal to the lesser of (a) 3.5% of the total number of shares of Stock outstanding on such anniversary date, and (b) 3.5% of the total number of shares of Stock outstanding on the Effective Date of the Plan.